As filed with the Securities and Exchange Commission on April 5, 1999.
                                                Registration No. 333- 72223
                                                                      ----------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-3

                                AMENDMENT NO. 1
                                      TO
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                         CardioTech International, Inc.
             (Exact name of registrant as specified in its charter)

                        Massachusetts                                                       04-3186647
(State or other jurisdiction of incorporation or organization)               (I.R.S. Employer Identification Number)

                               78E Olympia Avenue
                          Woburn, Massachusetts  01801
                                 (781) 933-4772
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                John E. Mattern
           Chief Operating Officer, Chief Financial Officer and Clerk
                         CardioTech International, Inc.
                               78E Olympia Avenue
                          Woburn, Massachusetts  01801
                                 (781) 933-4772
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                With a copy to:
                         Michael L. Fantozzi, Esquire
                           Paul C. Levites, Esquire
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                             One Financial Center
                          Boston, Massachusetts 02111
                                (617) 542-6000

       Approximate date of commencement of proposed sale to the public:
   As soon as practical after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.                                                                      [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest
reinvestment, check the following box.                                    [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                   [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                    [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                           [ ]



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                         CARDIOTECH INTERNATIONAL, INC.

                        3,582,600 SHARES OF COMMON STOCK

 .    We have registered up to 3,582,600 shares of our common stock for sale by the selling stockholders listed on pages 12 and 13 of this prospectus.

 .    We will not receive any of the proceeds from the selling stockholders' sale of their common stock.


Our common stock trades on the American Stock Exchange under the symbol "CTE." On April 1, 1999, the closing sale price of one share of our common stock as quoted on the American Stock Exchange was $1.375.

   Our address is CardioTech International, Inc., 78E Olympia Avenue, Woburn, Massachusetts 01801, and our telephone number is (781) 933-4772.

                This Investment Involves A High Degree of Risk.
       You Should Purchase Shares Only If You Can Afford A Complete Loss.
                    See "Risk Factors" Beginning on Page 3.

--------------------------------------------------------------------------------
    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------



                                 April 5, 1999

                             CARDIOTECH'S BUSINESS



     CardioTech develops and manufactures vascular grafts, or synthetic blood vessels, made of ChronoFlex. ChronoFlex is a family of polyurethanes that has been demonstrated to be durable, biologically compatible and non-toxic within the human body. Vascular grafts are used to replace, bypass or provide a new lining or arterial wall for clogged, damaged, dilated or severely diseased arteries.

     CardioTech is developing three types of vascular grafts:

     . a graft to provide access for patients undergoing kidney dialysis treatment;

     . a below the knee bypass graft to restore blood flow to the legs in persons suffering from diabetes; and

     . a coronary artery bypass graft to treat the impairment of blood flow to portions of the heart.

     CardioTech is developing its grafts using specialized ChronoFlex polyurethane materials that it believes will provide significantly improved performance in the treatment of arterial disorders. The grafts have three layers similar to natural arteries designed to replicate the physical characteristics of human blood vessels.

     CardioTech also develops, manufactures and markets polyurethane-based materials for use in both short and long term implant devices such as stents, which are tiny tubes inserted in coronary arteries to help keep them open, artificial hearts, and vascular ports.

     CardioTech was founded in 1993 as a subsidiary of PolyMedica Corporation. In June 1996, Polymedica spun off CardioTech. The Company is headquartered in Woburn, Massachusetts and also has production facilities in Brymbo, Wrexham, U.K.


                              RECENT DEVELOPMENTS

     CardioTech raised $2,332,500, including $200,000 in promissory notes from CardioTech's executive officers, in a unit private placement which terminated on December 15, 1998. CardioTech sold 1,866,000 units in the offering at a purchase price of $1.25 per unit. Each unit consisted of one share of CardioTech common stock and one warrant to purchase one share of CardioTech common stock. Each warrant expires on December 15, 2003 and is exercisable at $1.50 per share.

     CardioTech paid Fechtor, Detwiler & Co., Inc., the exclusive placement agent for the offering, a cash fee of $127,950, which was 6% of the amount that they raised, along with a five-year warrant to purchase 170,600 shares of Common Stock, which was 10% of the number of units which they sold. The exercise price of this warrant was set at $1.475 per share, the average closing price of the common stock for the five trading days prior to the date of the initial closing on November 25, 1998.

     Michael Szycher, John E. Mattern, Alan Edwards and Michael Adams, CardioTech's executive officers, each purchased 40,000 units in the offering. The officers paid for their units with promissory notes in the amount of $50,000 each, payable on December 15, 2003, with interest at a rate of 4.52 % per year compounded annually and payable annually in arrears. The notes, which are with recourse with respect to 25% of the initial principal amount, are secured by the shares and warrants.

     The selling stockholders were granted certain registration rights for the resale of the shares underlying the units. They are exercising those rights through this resale prospectus. CardioTech's executive officers are not registering their shares for resale under this prospectus.

     CardioTech is currently negotiating to purchase all of the stock of Tyndale Plains-Hunter, a maker of specialty polyurethanes for the medical and cosmetics industries. CardioTech anticipates that it will pay $350,000 in cash and issue 446,153 shares of its Common Stock. The purchase will be subject to a number of conditions, including both parties' completion of their due diligence review. There can be no assurance that CardioTech will be able to complete the acquisition, that the terms of the acquisition will be favorable to CardioTech or that CardioTech will be able to successfully integrate Tyndale Plains-Hunter into its operations.

                                  RISK FACTORS

     Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. This prospectus, including the documents incorporated by reference, contains forward-looking statements that involve risks or uncertainties. Actual events or results may differ materially from those discussed in this prospectus and in the documents incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this prospectus and in the documents incorporated by reference.

Early Stage of Development of Vascular Grafts.

     CardioTech primarily develops and markets implantable synthetic vascular grafts. Presently, CardioTech is conducting clinical testing of its first product in development, the VascuLink Vascular Access Graft. CardioTech has not begun to market this technology in the United States and has not generated any revenue from the use of this technology. CardioTech recently received government authority to sell its VascuLink Vascular Access Graft in Europe and has just begun to market this product there. CardioTech cannot assure you that any of its products in development:

     .    will be successfully developed;
     .    will meet applicable regulatory standards, if developed;
     .    will obtain required regulatory approvals;
     .    will be producible in commercial quantities at reasonable costs; or
     .    will be successfully marketed.

     To succeed in this market, CardioTech will have to complete the development of polyurethane-based vascular grafts which (1) will be safe and effective and (2) will have benefits not available in human vein grafts or presently available synthetic vascular grafts. CardioTech cannot assure you that it will be successful in doing this. CardioTech's products in development will require significant additional investment, research, development, pre-clinical and clinical testing and regulatory approval prior to commercialization. CardioTech will have to commit substantial additional resources to complete the development of its synthetic grafts.

History of Operating Losses and Accumulated Deficit.

     CardioTech cannot assure you that it will ever be profitable. For the nine months ended December 31, 1998, and the years ended March 31, 1998, 1997 and 1996, CardioTech had net losses attributable to common stock holders of $1,734,595, $1,808,955 $1,655,572 and $2,188,030, respectively, and as of
December 31, 1998, CardioTech had an accumulated deficit of $9,230,225. CardioTech expects to incur additional operating losses over the next several years from the development, testing and manufacturing of its vascular graft technology as it:

     .    engages in additional research and development;
     .    conducts additional animal testing;
     .    continues clinical trials; and
     .    seeks regulatory approvals

     CardioTech expects its cumulative deficit to increase for the forseeable future as it expands its efforts in the areas indicated above.

     CardioTech's ability to become profitable is dependent, in large part, on:

     .    completing product development and commercialization;
     .    obtaining regulatory approvals for its products; and
     . making the transition from research and development to manufacturing and marketing.

CardioTech cannot assure you that it will be able to achieve any of these objectives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in CardioTech's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended March 31, 1998 and in the Form 10-Q for the quarter ended December 31, 1998.


Proposed Acquisition

     CardioTech is currently negotiating to purchase all of the stock of Tyndale Plains-Hunter, a maker of specialty polyurethanes for the medical and cosmetics industries. CardioTech anticipates that it will pay $350,000 in cash and issue 446,153 shares of its Common Stock. The purchase will be subject to a number of conditions, including both parties' completion of their due diligence review. There can be no assurance that CardioTech will be able to complete the acquisition, that the terms of the acquisition will be favorable to CardioTech or that CardioTech will be able to successfully integrate Tyndale Plains-Hunter into its operations.

Absence of Revenue from Vascular Grafts.

     CardioTech's future growth will largely depend on its ability to commercialize its vascular graft technology. CardioTech cannot assure you that it will be able to accomplish this goal. To date, CardioTech has not generated any revenue from the sale of vascular grafts in Europe and cannot assure you that it will be successful in selling this product there. CardioTech is currently in the initial stages of introducing its VascuLink Vascular Access Graft for sale. CardioTech cannot assure you that it will be able to generate sufficient revenue from product sales, sales of materials or development services to fund its continuing operations.

Limited Revenue From Other Activities.

     CardioTech is also engaged in the development of other uses for its premium polymer-based materials in collaboration with other medical-device manufacturers. Although such activities may generate revenues from medical device manufacturers for development services performed by CardioTech or in connection with the sale of materials, CardioTech's primary focus will be on its vascular graft technology. Accordingly, CardioTech expects that revenues from these other sources will be relatively small in the short term.

Access to Capital and Additional Financing Requirements.

     CardioTech's future growth also will depend on its ability to raise additional capital to support its research and development activities. PolyMedica provided approximately $4.5 million in funding to CardioTech from 1991 through June 1996. In addition, CardioTech raised approximately $2,590,000 through the sale of (1) convertible notes and preferred stock to Dresdner Kleinwort Benson Private Equity Partners LP and (2) convertible notes to Freemedic PLC, a subsidiary of the Royal Free Hospital School of Medicine (University of London). CardioTech also raised an additional $2,332,500, including $200,000 in promissory notes from CardioTech's executive officers, through a unit offering private placement which terminated on December 15, 1998. The majority of these funds is being expended for research and development. CardioTech cannot assure you that it will be able to raise sufficient additional funds to adequately support its research and development efforts.

     As of December 31, 1998, CardioTech had cash and cash equivalents of approximately $3,161,613, which CardioTech expects to consume at a rate of approximately $200,000 per month, not including any cash payments to be made to acquire Tyndale Plains-Hunter. Accordingly, such cash and cash equivalents should be adequate to maintain CardioTech's currently planned operations until approximately April 2000. CardioTech will need additional funding to complete the clinical trials for, and market, its VascuLink Vascular Access Graft in Europe and to begin clinical trials in the United States. CardioTech will require substantial funds for:

     .   further research and development;
     .   future pre-clinical and clinical trials;
     .   regulatory approvals;
     .   establishment of commercial-scale manufacturing
         capabilities; and
     .   the marketing of its products.

CardioTech will seek to obtain additional funds for these purposes through:

     .   public or private equity or debt financings;
     .   collaborative arrangements; or
     .   from other sources.

CardioTech cannot assure you that it will be able to raise sufficient additional funding at all or on acceptable terms to permit successful commercialization of CardioTech's technology and products. If CardioTech cannot raise adequate additional funds, it may be required to curtail significantly one or more of its research or development programs, or obtain funds through arrangements with collaborative partners or others that may require CardioTech to relinquish rights to certain of its technologies, product candidates or products.

Registration Rights and Dilution.

     Dresdner Kleinwort Benson and FreeMedic PLC have certain rights to cause CardioTech to register under the Securities Act of 1933 (the "Act") the Common Stock underlying the Dresdner Kleinwort Benson convertible notes and preferred stock (currently 1,358,903 shares) and the FreeMedic PLC convertible notes (currently 116,182 shares). Additionally, John Hancock Mutual Life Insurance Company has certain registration rights with regard to 403,063 shares of common stock underlying warrants which CardioTech issued to John Hancock. If these security holders require CardioTech to register the common stock underlying their securities and sell the common stock in the public market, or if they sell such common stock in the public market under Rule 144, the market price of our common stock could fall.


Possible AMEX Delisting.

     The common stock is listed on the American Stock Exchange, or the AMEX, and CardioTech is subject to the AMEX's maintenance requirements. CardioTech's failure to meet the AMEX's maintenance requirements may result in a delisting of the common stock. CardioTech cannot assure you that its common stock will not be delisted by the AMEX. The determination by the AMEX to delist a company is not based on a precise mathematical formula, but rather on a review of all relevant facts and circumstances in light of the AMEX's policies. The AMEX will normally consider delisting a company which:

     (1) has stockholders' equity of less than $2,000,000 if such company has sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years; or

     (2) has sustained losses which are so substantial to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

     As of December 31, 1998, CardioTech had stockholders' equity of $1,320,805, and losses in its last three fiscal years. If CardioTech is unable to increase its stockholders' equity and its net losses continue, CardioTech's common stock may be delisted. CardioTech's future financing activities may not provide the Company with sufficient stockholders' equity to avoid being delisted.

     CardioTech's failure to maintain the listing of its common stock on AMEX would constitute an event of default under the convertible notes agreement with Dresdner Kleinwort Benson and would entitle Dresdner Kleinwort Benson to demand immediate payment of the $2,160,000, plus accrued interest, due under the notes. Upon such a default, actions taken by Dresdner Kleinwort Benson might result in a default under the approximately $429,875 loan agreement with Freemedic PLC. At this time, repayment of its indebtedness to Dresdner Kleinwort Benson and Freemedic PLC would deplete most of CardioTech's cash reserves.

Possible Volatility of Stock Price.

     CardioTech cannot assure you of the prices at which its common stock will trade. The market prices for securities of emerging companies historically have been highly volatile. The following factors may have a significant impact on the market price of the common stock:

     . announcements of technological innovations or new commercial products by CardioTech or its competitors;
     .    regulatory developments;
     .    disputes concerning patent or proprietary rights;
     . publicity regarding actual or potential medical results relating to products under development by CardioTech or its competitors;
     .    public concern as to the safety of CardioTech's products; and
     . economic and other external factors, as well as period-to-period fluctuations in financial results.

Limited Rights in Technology; Uncertainty of Patents and Proprietary Rights.

     CardioTech owns one U.S. patent, one U.S. patent pending and one European patent valid in 18 European countries relating to vascular graft manufacturing technology. In addition, PolyMedica granted CardioTech a perpetual, worldwide, royalty-free license to use certain proprietary polyurethane technologies (the "Biomaterial Technology") in the field consisting of development, manufacture and sale of implantable medical devices and biodurable polymer materials to third parties for use in medical applications (the "Implantable Devices and Materials Field"). However, PolyMedica and CardioTech each have rights to use the Biomaterials Technology to fabricate medical products (other than implantable medical devices) themselves or in joint ventures with third parties. In addition, PolyMedica has retained the rights to make sales of certain formulations of ChronoFlex and such materials for non-medical applications. As a result, PolyMedica may compete with CardioTech if CardioTech decides to commercialize applications of the Biomaterials Technology in fields other than those in which it has been granted an exclusive license. Also, Thermedics, Inc., as joint owner with PolyMedica of a patent and patent applications relating to certain polyurethane technology, is free to use such rights or license them to others in any field, including the Implantable Devices and Materials Field.

     CardioTech's success will depend, in large part, on the following abilities:

     .    to maintain its existing patents;
     .    to obtain new patents;
     .    to maintain trade secret protection; and
     . to operate without infringing on the proprietary rights of third parties or having third parties circumvent CardioTech's rights.

PolyMedica has filed and obtained U.S. and foreign patents covering aspects of the Biomaterials Technology. CardioTech cannot assure you, however:

     . that any of CardioTech's or PolyMedica's existing patents will not be challenged or future patent applications will result in the issuance of patents;
     . that CardioTech will develop additional proprietary products that are patentable;
     . that any additional patents issued to CardioTech will provide CardioTech with any competitive advantages or will not be challenged by any third parties; or
     . that the patents of others will not impede the ability of CardioTech to do business or that third parties will not be able to circumvent CardioTech's patents and licensed technology.

Furthermore, CardioTech cannot assure you that others will not independently develop or duplicate similar technology or products, or, if patents are issued or licensed to CardioTech, design around the patents issued or licensed to CardioTech.

     CardioTech might have to obtain licenses from third parties to avoid infringing patents or other proprietary rights. CardioTech cannot assure you that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms acceptable to CardioTech. If CardioTech does not obtain such licenses, it could encounter delays in product introductions, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, CardioTech could incur substantial costs in defending itself in suits brought against it with respect to patents it might infringe or in filing suits against others to have such patents declared invalid.

     Some of CardioTech's know-how and technology may not be patentable. To protect its rights, CardioTech requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. CardioTech cannot assure you, however, that these agreements will protect CardioTech's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, CardioTech's business may be adversely affected by competitors who independently develop competing technologies, especially if CardioTech obtains no, or only narrow, patent protection.

Technological Change and Competition.

     The medical device industry is subject to rapid and substantial technological change. Several companies currently sell synthetic graft products for certain specific applications in the United States and worldwide and have done so for many years. Although CardioTech believes that the attributes of its polyurethane-based grafts will allow its products to compete effectively, these companies can be expected to defend their market positions vigorously. Moreover, while CardioTech is aware of only two competitors developing polyurethane-based vascular grafts currently, potential competitors of CardioTech in the United States and abroad are numerous and include, among others:

     .    both large and small synthetic materials companies;
     .    medical device firms;
     .    universities; and
     .    other research institutions.

CardioTech cannot assure you that its potential competitors will not succeed in developing technologies and products that are more effective than any that are being developed by CardioTech or that would render CardioTech's technologies and products obsolete or noncompetitive. Many of these potential competitors have substantially greater financial and technical resources and production and marketing capabilities than CardioTech.

     Additionally, many of CardioTech's competitors have significantly greater experience than CardioTech in conducting pre-clinical testing and clinical trials of medical devices and obtaining FDA and other regulatory approvals of products for use in health care. Moreover, Thoratec Corporation, one of the Company's competitors, has developed a polyurethane vascular access graft and has begun limited clinical trials in the United States and foreign countries. In addition, Thoratec Corporation has begun to sell its product in Japan and has affixed a CE Mark (the approval marking of the European Community) on its product which enables it to sell the product throughout Europe. Accordingly, CardioTech's competitors may succeed in obtaining FDA approval for products more rapidly than CardioTech. If CardioTech commences significant commercial sales of its vascular graft products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited experience.

Attraction and Retention of Key Employees and Scientific Collaborators.

     CardioTech is highly dependent on the principal members of its management and scientific staff, the loss of whose services could have a material adverse effect on CardioTech. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to CardioTech's success. Although CardioTech believes it will be successful in attracting and retaining skilled and experienced scientific personnel, CardioTech cannot assure you that it will be able to attract and retain such personnel on acceptable terms given the competition among numerous medical device companies, universities and non-profit research institutions for experienced scientists. CardioTech's anticipated growth and expansion into areas and activities requiring additional expertise such as clinical testing, governmental approvals, production and marketing, are expected to place increased demands on CardioTech's resources. These demands are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could materially adversely affect CardioTech's business.

Limited Manufacturing Capability.

     The development and manufacture of CardioTech's products are subject to:

     (1) the Quality System Requirements and other relevant requirements prescribed by the FDA; or

     (2) other standards prescribed by the appropriate regulatory agency in the country of use.

Although CardioTech currently has the ability to produce quantities of synthetic vascular grafts sufficient to support its current needs and its needs for early-stage clinical trials, it may need to acquire additional manufacturing facilities and improve its manufacturing technology to meet the volume and cost requirements for later clinical trials. CardioTech will require additional manufacturing facilities to undertake commercial production of vascular grafts if it elects to do so. CardioTech cannot assure you:

     . that it will be able to obtain or manufacture such products in a timely fashion at acceptable quality and prices;
     . that it or its suppliers can comply with the Quality System Requirements or other relevant requirements prescribed by the FDA or appropriate foreign regulatory agencies; or
     . that it or its suppliers will be able to manufacture an adequate supply of product.

Absence of Sales and Marketing Experience.

     CardioTech expects to market its vascular grafts either through independent distributors/sales agents or co-marketing arrangements with third parties. To date, CardioTech has had no experience in sales, marketing or distribution of vascular grafts or other implantable devices. In order to market vascular grafts directly, CardioTech would need to develop a marketing and sales staff with technical expertise. CardioTech cannot assure you:

     .    that it will be able to build such a marketing staff or sales force;
     . that the cost of establishing such a marketing staff or sales force will not exceed any product revenue; or
     . that CardioTech's direct sales and marketing efforts will be successful.

In addition, if CardioTech succeeds in bringing one or more products to market, it may compete with other companies that currently have extensive and well-funded marketing and sales operations. CardioTech cannot assure you that its marketing and sales efforts would compete successfully against such other companies. To the extent CardioTech enters into co-marketing arrangements, any revenue received by CardioTech will be dependent on the efforts of third parties and CardioTech cannot assure you that such efforts will be successful.

Extensive Government Regulation.

     The production and marketing of CardioTech's products and ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in Europe, the United States and other countries.
Prior to marketing any synthetic vascular grafts developed by Cardiotech in Europe, CardioTech must affix a CE Mark, or mark of approval from the European Community, to its product. The CE Mark denotes conformity with European standards and allows certified medical devices to be placed on the market in all European countries. In order to obtain a CE Mark, CardioTech must meet:

     . the essential safety requirements of the European Medical Device Directive ("EMDD");
     . maintain a technical file consisting of all research data and information about the medical device;
     .    adopt a conformity route for its product; and
     . choose a Notified Body, an independent third party, who will be responsible for reviewing the manufacturer's technical file to verify that the manufacturer has addressed the requirements of the EMDD and has satisfied certain clinical trial requirements.

     In November 1998, CardioTech was awarded the right to affix the CE Mark to its VascuLink Vascular Access Graft. As a result of this award, CardioTech has begun to market this product in Europe. CardioTech cannot assure you, however, that it will be able maintain regulatory approval or clearance for the sale of this product in Europe. Additionally, CardioTech cannot assure you that with regard to its other products, a Notified Body will determine that CardioTech's technical file satisfies the requirements of the EMDD or that its products other than the VascuLink Vascular Access Graft meet the essential safety requirements of the EMDD. As a result, CardioTech cannot assure you that it will be able to:


     .    affix a CE Mark to its other implantable products;
     .    sell such other products in Europe; or
     . maintain regulatory approval or clearance for its other products in Europe.

Failure to obtain CE Marking or maintain regulatory approval or clearance for its products could have a material adverse effect on CardioTech's business, financial condition and results of operations.

     Furthermore, prior to marketing any synthetic vascular grafts developed by CardioTech in the United States, such products may undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the FDA. FDA approval may take many years and require the expenditure of substantial resources. In addition, modifications to regulations and changes in interpretation of regulations occur regularly and can materially and adversely affect the timing and cost of the sale of CardioTech's product introductions.

     CardioTech has limited experience in conducting and managing the pre-clinical and clinical trials necessary to obtain government approvals. CardioTech cannot assure you that the results of such clinical trials will be consistent with the results obtained in pre-clinical studies or that the results obtained in later phases of clinical trials will be consistent with those obtained in earlier phases. CardioTech also cannot assure you that polyurethane-based synthetic vascular grafts or other implantable products will be shown to be safe and effective or that regulatory approval for any such product will be obtained on a timely basis, if at all. Delays in obtaining regulatory approvals would adversely affect the marketing of products developed by CardioTech and CardioTech's ability to receive product revenue or royalties.

     CardioTech's activities relating to the development of uses for its polymer-based materials and implantable medical devices in collaboration with other medical-device manufacturers may also be subject to regulatory approval processes similar to those described above relating to vascular grafts.

Quarterly Fluctuations.

     CardioTech's quarterly operating results are likely to vary significantly depending on factors such as the results of pre-clinical or clinical trials and, if CardioTech is able to commercialize its vascular graft products, the timing of significant orders for vascular grafts. CardioTech's expense levels are based in part on its expectations as to future revenue. If revenue levels are below expectations, operating results will be adversely affected.

Health Care Reimbursement.

     CardioTech's ability to commercialize vascular grafts successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and CardioTech cannot assure you that adequate third-party coverage will be available to maintain price levels sufficient for an appropriate return on its investment in product development.

Product Liability.

     The testing, marketing and sale of human healthcare products entail an inherent risk of allegations or product liability, and CardioTech cannot assure you that substantial product liability claims will not be asserted against it. CardioTech currently has limited product liability insurance. CardioTech cannot assure you that a product liability claim would not materially adversely affect its business or financial condition.

Absence of Dividends.

     CardioTech has never paid cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. CardioTech's loan agreement with Dresdner Kleinwort Benson currently prohibits the payment of cash dividends without Dresdner Kleinwort Benson's prior written consent.

Year 2000 Issues.

     The Year 2000 Issue refers to potential problems with computer systems or any equipment with computer chips or software that use dates where the date has been stored as just two digits (e.g., 97 for 1997). On January 1, 2000, any date recording mechanism incorporating the date sensitive software which uses only two digits to represent the year may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar business activities. To address the Year 2000 Issue, CardioTech has implemented a program with respect to its (1) internal information technology systems, (2) non-information technology systems, and (3) external suppliers of goods and services.

     CardioTech has completed a review of its internal information systems to determine the extent of any Year 2000 problem. Based on this review, CardioTech does not currently believe that it has material exposure to the Year 2000 Issue with respect to its own information systems, since its core existing business information systems correctly define the year 2000. Additionally, CardioTech has completed an evaluation of its internal non-information systems and expects to have its remediation and testing phases for these systems completed by the end of September 1999.

     CardioTech is contacting its major customers and suppliers regarding their Year 2000 problems. To date, CardioTech is unaware of any such problems that would materially adversely affect its operations or financial condition. CardioTech cannot assure you, however:

     .    that it will be able to identify third party Year 2000 problems;
     . that third party Year 2000 problems will be corrected on a timely basis; or
     . that a failure by such entities to correct a Year 2000 problem or a correction which is incompatible with CardioTech's information systems would not have a material adverse affect on CardioTech's operations or financial condition.

     In addressing Year 2000 issues, CardioTech estimates that total costs will be approximately $17,500. To date, $5,000 of such expenses have been incurred and expensed. Total costs consist primarily of external consulting fees and personal computer replacements. The estimated costs are based on management's current assessment and could change in the future. CardioTech cannot assure you that actual Year 2000 costs incurred will be equal to or less than those estimated at this time.

     Although CardioTech believes that its primary IT system correctly defines the year 2000, prudent business practices call for the development of contingency plans. CardioTech's contingency plans will include strategies for dealing with Year 2000-related system failures or malfunctions due to CardioTech's internal systems or from external parties. A Year 2000 system failure, either internal or that of an external provider, could prevent CardioTech from being able to continue its operations, or could disrupt financial and management controls and reporting systems. The Company expects to complete its contingency plans by September 30, 1999.

     CardioTech does not expect the Year 2000 Issue to have a material adverse effect on its results of operations or financial position; however, if not effectively remediated, negative effects from Year 2000 Issues, including those related to internal systems, vendors, or customers, could have a material adverse effect on CardioTech's operations or financial condition. CardioTech cannot assure you that even if all planned actions are completed, it will not experience some adverse effects from Year 2000 related issues.

                                USE OF PROCEEDS

     All net proceeds from the sale of our common stock will go to the selling stockholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the selling stockholders' sale of their common stock.

                              SELLING STOCKHOLDERS

     CardioTech issued 1,706,000 of the shares offered hereby to certain of the selling stockholders in a private placement of units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock. Sales of the units were made pursuant to Unit Purchase Agreements between CardioTech and each of the unit purchasers, dated as of November 9, 1998 and December 15, 1998. The private placement terminated on December 15, 1998. Fechtor, Detwiler & Co., Inc. acted as placement agent for the offering.

     CardioTech will issue 1,706,000 of the shares offered hereby to certain of the selling stockholders upon exercise of the warrants issued to the unit purchasers in the unit private placement. CardioTech will issue 170,600 of the shares offered hereby to certain of the selling stockholders upon exercise of the placement agent warrants issued to Fechtor, Detwiler & Co., Inc. These shares are being offered hereby pursuant to certain registration rights granted to Fechtor, Detwiler.

     The following table lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders as of January 22, 1999. The information provided in the table below has been obtained from the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

         Names                    Shares Beneficially               Maximum Number                  Number of
      of Selling              Owned Prior to Offering/(1)/          of Shares Being             Shares Beneficially
     Stockholders          Number                    Percent            Offered               Owned After Offering(2)
-----------------------    ---------------------------------    ----------------------    ------------------------------
Maho and Shinichiro          40,000                    *                40,000                     0
Abe
Nishan Atinizian             50,000                    *                50,000                     0
Anthony D. Autorino         120,000                   1.9%             100,000                20,000
Richard E. Carter           100,000                   1.6%             100,000                     0
Steven J. Caruso             40,000                    *                40,000                     0
Janet R. Childs              40,000                    *                40,000                     0
Manuel R. Costa              40,000                    *                40,000                     0
Betsey L. Detwiler (3)       20,000                    *                20,000                     0
Robert R. Detwiler (3)      270,800                   4.3%             248,000                22,800
Kenneth M. Dorros           150,000                   2.4%             150,000                     0
Judith H. Dorros             20,000                    *                20,000                     0
James P. Douglas             40,000                    *                40,000                     0
Richard Fechtor(4)           22,800                    *                22,800                     0
Sheldon Fechtor (4)          22,800                    *                22,800                     0
Peter Fenton (4)             55,000                    *                55,000                     0
Randy Fill (4)                5,000                    *                 5,000                     0
Laurence B. Flood            50,000                    *                50,000                     0
Jacob Golbitz (4)             5,000                    *                 5,000                     0
Barbara W. Hillman and       40,000                    *                40,000                     0
Richard A. Hillman,
 JTWROS
Cathey A. Huffam             40,000                    *                40,000                     0

         Names                    Shares Beneficially         Maximum Number           Number of
      of Selling              Owned Prior to Offering/(1)/   of Shares Being       Shares Beneficially
     Stockholders                Number        Percent            Offered         Owned After Offering(2)
-----------------------       --------------------------     ---------------    --------------------------
Philip & Elizabeth               50,000            *               50,000                     0
Joseph
Kester Family Trust U/A          80,000          1.3%              80,000
Linda Kester & Sharon
 Kester, TTEE
William S. Kmon                  62,000          1.0%              62,000                     0
Lawrence Levine                  50,000            *               50,000                     0
Ronald Lewis                    260,000          4.2%             200,000                60,000
Estate of
 Frederick F. Margosian          50,000            *               50,000                     0
Carmine Martignetti              40,000            *               40,000                     0
Rosalba A. McShane               40,000            *               40,000                     0
Barrett Morgan                   40,000            *               40,000                     0
Robert M. & Rose A.              50,000            *               50,000                     0
Mowbray
Pequot Scout Fund, L.P.         500,000          7.8%              500,000                     0
William D. Petty                120,000          1.9%             120,000                     0
Berry W. Phillips                40,000            *               40,000                     0
Jeffrey R. Power (5)            164,000          2.6%             164,000                     0
Douglas S. Roberts and           40,000            *               40,000                     0
Elise C. Roberts,
JTWROS
Michael H. Salamon               40,000            *               40,000                     0
Robert D. Sayrs                  40,000            *               40,000                     0
Sexton Family                    40,000            *               40,000                     0
Irrevocable Trust
John H. Sexton, IRA              40,000            *               40,000                     0
Ross E. Sherbrooke               20,000            *               20,000                     0
Trust
TJJ Corporation                 160,000          2.6%             160,000                     0
Laura Tze and Hsiung             50,000            *               50,000                     0
Chia Tze, Tenants in
Common
John T. Walsh, Jr.               40,000            *               40,000                     0
David I. J. Wang                300,000          4.8%             300,000                     0
Barbara Whitney                  50,000            *               50,000                     0
Michael Wood (4)                  8,000            *                8,000                     0
Eric and Brenda Wood             40,000            *               40,000                     0
Joel Yanowitz                    60,000          1.0%              60,000                     0
Elizabeth Youngerman             40,000            *               40,000                     0

*    Less than one percent of the outstanding shares of common stock.

  (1) The number of shares of common stock issued and outstanding on March 19, 1999 was 6,138,916. The calculation of number of shares owned and percentage ownership for each listed selling stockholder is based upon the number of shares of common stock issued and outstanding at March 19, 1999, plus the shares of common stock issuable upon exercise of currently exercisable warrants held by such selling stockholder. Unless otherwise indicated, the number of shares of common stock owned by each listed selling stockholder equals the number of shares issued in the unit private placement and an equal number of shares issuable upon exercise of the warrants sold in the unit private placement.

  (2) Assumes that all of the shares held by the selling stockholders and being offered under this prospectus are sold, that the shares are sold to unaffiliated third parties and that the selling stockholders acquire no additional shares of common stock before the completion of this offering.

  (3) Betsey L. Detwiler and Robert R. Detwiler are husband and wife. The number of shares listed above as beneficially owned by Mrs. Detwiler does not include those shares beneficially owned by Mr. Detwiler and visa versa. Shares beneficially owned by Mr. Detwiler include 48,000 shares to be issued upon exercise of the placement agent warrant.

  (4) Consists of shares to be issued upon the exercise of the placement agent warrant.

  (5) Includes 4,000 shares to be issued upon the exercise of the placement agent warrant.

                              PLAN OF DISTRIBUTION

     CardioTech is registering the shares on behalf of the selling stockholders. "Selling stockholders", as used in this prospectus, includes donees, pledgees and distributees selling shares received from a named selling stockholder after the date of this prospectus. The selling stockholders may offer their shares at various times in one or more of the following transactions, or in other kinds of transactions:

     .    transactions on the American Stock Exchange;
     .    in private transactions other than through the American Stock
          Exchange;
     .    in connection with short sales of the CardioTech shares;
     .    by pledge to secure debts and other obligations;
     . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
     .    in a combination of any of the above transactions.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

                                 LEGAL MATTERS

     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. of Boston, Massachusetts, has delivered its opinion that the shares of common stock offered in this prospectus have been validly issued and are fully paid and non-assessable.

                                    EXPERTS

     CardioTech's consolidated balance sheet as of March 31, 1998 and 1997 and the consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended March 31, 1998, incorporated in this Prospectus by reference from CardioTech's Annual Report on Form 10-K for the year ended March 31, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which includes an explanatory paragraph which states that CardioTech was a majority owned subsidiary of PolyMedica Corporation from inception to June 12, 1996 and which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

     . inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room, or
     . obtain a copy from the SEC upon payment of the fees prescribed by the SEC.


                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference are:

     . Annual Report on Form 10-K for the year ended March 31, 1998, filed on June 29, 1998, as amended on October 22, 1998;

     .    Definitive Proxy Statement filed on July 29, 1998;
     .    Current Report on Form 8-K, filed on April 15, 1998;
     . Quarterly Report on Form 10-Q, for the quarter ended June 30, 1998, filed on August 13, 1998;
     . Quarterly Report on Form 10-Q, for the quarter ended September 30, 1998, filed on November 16, 1998;
     . Quarterly Report on Form 10-Q, for the quarter ended December 31, 1998, filed on February 16, 1999; and
     . The description of the common stock contained in our Registration Statement on Form 10 filed with the SEC on March 20, 1996, including any amendments or reports filed for the purpose of updating such description.

===========================================================   ======================================================

   You should rely only on the information                                      3,582,600 shares
contained in this prospectus.  We have not
authorized anyone to provide you with
information different from that contained in                              CardioTech International, Inc.
this prospectus. The selling stockholders are
offering to sell and seeking offers to buy
shares of our common stock only in                                                 Common Stock
jurisdictions where offers and sales are                                    ($.01 par value per share)
permitted.  The information contained in this
prospectus is accurate only as of April
5, 1999.  You should not assume that this                                       -----------------
prospectus is accurate as of any other date.                                         PROSPECTUS
                                                                                  -----------------

             TABLE OF CONTENTS
                                                      Page
                                                        --
CardioTech's Business..............................      2
Recent Developments................................      2
Risk Factors.......................................      3
Use of Proceeds....................................     11
Selling Stockholders...............................     12
Plan of Distribution...............................     15
Legal Matters......................................     15
Experts............................................     15
Where You Can Find More Information................     16
Incorporation of Documents by Reference............     16



                                                                                      April 5, 1999


===========================================================   ======================================================

               PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the Company's estimates (other than the SEC and AMEX registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

Item                                                                                                Amount
----                                                                                              ---------
 SEC registration fee...............................................................            $  1,493.94
 Amex listing fee...................................................................              17,500.00
 Legal fees and expenses............................................................              77,000.00
 Accounting fees and expenses.......................................................              55,000.00
 Placement Agent Fees...............................................................             129,656.00
 Miscellaneous fees and expenses....................................................               7,500.00
 Total..............................................................................            $288,149.94

Item 15.  Indemnification of Directors and Officers.

     Massachusetts General Laws, Chapter 156B, Section 67, empowers a Massachusetts corporation to indemnify any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or was serving as such with respect to another corporation or other entity at the request of such corporation, unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation. CardioTech's Amended and Restated Bylaws contain provisions that require the Company to indemnify its directors and officers to the fullest extent permitted by Massachusetts law.

Item 16.  Exhibits and Financial Statement Schedules

     (a)  Exhibits.

          2 Plan and Agreement of Distribution between PMI and CardioTech, dated May 13, 1996 (filed as Exhibit 2 to CardioTech's Form 10 filed on March 20, 1996, as amended (the "Form 10"), and incorporated herein by reference).

          4.1 Restated Articles of Incorporation (filed as Exhibit 3.1 to the Form 10 and incorporated herein by reference).

          4.2 Amended and Restated Bylaws (filed as Exhibit 3.2 to the Form 10 and incorporated herein by reference).

          4.3 Certificate of Vote of Directors Establishing a Class or Series of Stock for Series A Preferred Stock. (Filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal period ended September 30, 1998 filed with the Securities and Exchange Commission on November 16, 1998 and incorporated herein by reference, Commission File No. 0-28034.)

         *5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality

      23.1      Consent of PricewaterhouseCoopers LLP

     *23.2      Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

     *24.1      Power of Attorney (included on signature page)

     *99.1 Form of Unit Purchase Agreement between CardioTech International, Inc. and each of the selling stockholders.

     *99.2 Form of Warrant to Purchase Shares of Common Stock of CardioTech International, Inc. issued to each of the selling stockholders.

     *99.3      Form of Warrant Agreement by and among CardioTech
                International, Inc., Fechtor, Detwiler & Co., Inc., and certain of Fechtor, Detwiler's employees, and related form of Warrant Certificate to Purchase Shares of CardioTech International, Inc. Common Stock.

-----------------
     * Previously filed as an Exhibit to the Form S-3 filed with the Securities and Exchange Commission on February 12, 1999, Reg. No. 333-72223, and incorporated herein by reference.


Item 17.  Undertakings

     (a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the
                 Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (b) Insofar as indemnification for liabilities arising under the
                 Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

             (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
                 Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woburn and Commonwealth of Massachusetts on the 5th day of April, 1999.

                                      CARDIOTECH INTERNATIONAL, INC.

                                      By:   /s/Michael Szycher
                                         -------------------------
                                      Michael Szycher, Ph.D.
                                      Chairman and Chief Executive Officer


                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons and in the capacities and on the dates indicated.

             Signature                                                    Title                                      Date
---------------------------------  --------------------------------------------------------------------------  ----------------
/s/ Michael Szycher                Chairman of the Board of Directors, Chief Executive Officer and Treasurer
---------------------------------  (Principal Executive Officer)                                               April 5, 1999
Michael Szycher, Ph.D.

                                   Chief Operating Officer, Chief Financial Officer and Clerk (Principal
---------------------------------  Financial and Accounting Officer)                                           April 5, 1999
John E. Mattern

                                   Executive Vice President and Director                                       April 5, 1999
--------------------------------
Alan Edwards

                                   Vice President of Regulatory Affairs and Quality Assurance                  April 5, 1999
---------------------------------
Michael Adams

                                   Director                                                                    April 5, 1999
---------------------------------
Michael L. Barretti


     *By executing his name hereto, Michael Szycher is signing this document on behalf of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.




By: /s/ Michael Szycher
   --------------------------
        Michael Szycher
       (Attorney-in-Fact)


     **Each of Messrs. Mattern, Edwards, Adams and Barretti constitutes and appoints Michael Szycher and John E. Mattern, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                                 EXHIBIT INDEX

Exhibit
Number                               Exhibit
------                               -------

  2 Plan and Agreement of Distribution between PMI and CardioTech, dated May 13, 1996 (filed as Exhibit 2 to CardioTech's Form 10 filed on March 20, 1996, as amended (the "Form 10"), and incorporated herein by reference).

  4.1 Restated Articles of Incorporation (filed as Exhibit 3.1 of the Form 10 and incorporated herein by reference).

  4.2 Amended and Restated Bylaws (filed as Exhibit 3.2 of the Form 10 and incorporated herein by reference).

  4.3 Certificate of Vote of Directors Establishing a Class or Series of Stock for Series A Preferred Stock. (Filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal period ended September 30, 1998 filed with the Securities and Exchange Commission on November 16, 1998 and incorporated herein by reference.)

* 5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality

 23.1       Consent of PricewaterhouseCoopers LLP

*23.2       Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

*24.1       Power of Attorney (included on signature page)

*99.1 Form of Unit Purchase Agreement between CardioTech International, Inc. and each of the selling stockholders.

*99.2 Form of Warrant to Purchase Shares of Common Stock of CardioTech International, Inc. issued to each of the selling stockholders.

*99.3 Form of Warrant Agreement by and among CardioTech International, Inc., Fechtor, Detwiler & Co., Inc., and certain of Fechtor, Detwiler's employees, and related form of Warrant Certificate to Purchase Shares of CardioTech International, Inc. Common Stock.

-------------
* Previously filed as an Exhibit to the Form S-3 filed with the Securities and Exchange Commission on February 12, 1999, Reg. No. 333-72223, and incorporated herein by reference.